
SEC MAIL PROCESSING
RECEIVED
FEB 14 2007
WASH, D.C.
186
SECTION



SECUR 07000851 ION

BP 3/1

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 30830 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Potomac Investment Company

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5600 Wisconsin Avenue, Apt. 108
(No. and Street)

Chevy Chase (City) Maryland (State) 20815 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven D. Bull 301-770-3750 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Freidkin, Matrone & Horn, P.A.
(Name – *if individual, state last, first, middle name*)

6163 Executive Blvd. (Address) Rockville, MD (City) (State) 20852 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/5/07

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Carol Greenwald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Potomac Investment Company, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 2-8-07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 14 2007
WASH. D.C.
186
SECTION

# POTOMAC INVESTMENT COMPANY

**FINANCIAL STATEMENTS**

**YEAR ENDED DECEMBER 31, 2006**

FREIDKIN, MATRONE & HORN P.A.
CERTIFIED PUBLIC ACCOUNTANTS

# POTOMAC INVESTMENT COMPANY

## YEAR ENDED DECEMBER 31, 2006

### CONTENTS

FREIDKIN,
MATRONE & HORN P.A.
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT

Board of Directors
Potomac Investment Company
Chevy Chase, Maryland

We have audited the accompanying statement of financial condition of Potomac Investment Company (an S Corporation) as of December 31, 2006, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Potomac Investment Company at December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I(a)-I(d) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Freidkin, Matrone + Horn, P.A.

January 15, 2007

6163 EXECUTIVE BOULEVARD • ROCKVILLE, MARYLAND 20852 • TEL 301 770 3750 • FAX 301 881 7944

# POTOMAC INVESTMENT COMPANY

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2006

| ASSETS | |
|---|---|
| Cash | $ 2,116 |
| Investment in security | 107,765 |
| Accounts receivable, trade | 5,473 |
| Prepaid expenses | 4,799 |
| Total current assets | 120,153 |
| Property and equipment: | |
| Office equipment | 6,529 |
| Automobile | 29,480 |
| | 36,009 |
| Less accumulated depreciation | ( 25,200) |
| | 10,809 |
| | $ 130,962 |
| Liabilities: | |
| Loan payable – shareholder | $ 1,964 |
| Accrued expenses | 20,480 |
| Total current liabilities | 22,444 |
| Shareholder's equity: | |
| Common stock, $6 par value; authorized, 10,000 shares; issued and outstanding, 1,000 shares | 6,000 |
| Additional paid in capital | 67,210 |
| Accumulated other comprehensive income | 57,624 |
| Accumulated earnings (deficit) | ( 22,316) |
| | 108,518 |
| | $ 130,962 |

The accompanying notes are an integral part of this financial statement.

# POTOMAC INVESTMENT COMPANY

## STATEMENT OF INCOME

## YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| Fee income | $ 173,474 |
| Direct costs | ( 18,790) |
| | 154,684 |
| Operating expenses: | |
| Charitable contributions | 7,228 |
| Depreciation | 5,896 |
| Filing and licenses | 3,502 |
| Insurance | 9,292 |
| Office | 1,048 |
| Payroll and other taxes | 6,696 |
| Professional fees | 5,965 |
| Rent | 14,125 |
| Retirement plan | 20,000 |
| Salaries | 82,017 |
| Subcontractor | 7,632 |
| Telephone | 1,429 |
| Travel and transportation | 17,105 |
| Utilities | 1,410 |
| | 183,345 |
| Net income before other income | ( 28,661) |
| Other income: | |
| Gain on sale of investments | 7,782 |
| Interest income | 79 |
| | 7,861 |
| Net income (loss) | $( 20,800) |

The accompanying notes are an integral part of this financial statement.

# POTOMAC INVEST

## STATEMENT OF CHANGES I

## YEAR ENDED DE

| | Total | Comprehensive Income | Accumulated Earnings (Deficit) |
|---|---|---|---|
| Balance, beginning of year | $ 145,424 | | $( 1,516) |
| Comprehensive income (loss): | | | |
| Net income (loss) | ( 20,800) | $(20,800) | (20,800) |
| Other comprehensive income: | | | |
| Unrealized holding gains during period | ( 8,323) | ( 8,323) | |
| Recharactization of investments as trading | ( 7,783) | ( 7,783) | |
| Total comprehensive income | | $(36,906) | |
| Balance, end of year | $ 108,518 | | $(22,316) |

The accompanying notes are an integral

## MENT COMPANY



### N SHAREHOLDER'S EQUITY

### CEMBER 31, 2006

| Accumulated Other Comprehensive Income (Loss) | Common Shares | Stock Amount | Additional Paid-in Capital |
|---|---|---|---|
| $ 73,730 | 1,000 | $6,000 | $67,210 |
| ( 8,323) | | | |
| ( 7,783) | | | |
| $ 57,624 | 1,000 | $6,000 | $67,210 |

part of this financial statement.

# POTOMAC INVESTMENT COMPANY

## STATEMENT OF CASH FLOWS

## YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| Cash flows from operating activities: | |
| Cash received from investment services | $ 175,834 |
| Cash paid for investment services and expenses | (190,540) |
| Interest received | 79 |
| Net cash used in operating activities | ( 14,627) |
| Cash flows from investing activities: | |
| Purchase of investment in securities | ( 4,950) |
| Proceeds from sale of securities | 11,991 |
| Net cash provided by investing activities | 7,041 |
| Net decrease in cash and cash equivalents | ( 7,586) |
| Cash and cash equivalents, beginning of year | 9,702 |
| Cash and cash equivalents, end of year | $ 2,116 |
| Reconciliation of net income (loss) to net cash provided by operating activities: | |
| Net income (loss) | $( 20,800) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | |
| Depreciation | 5,896 |
| Gain on sale of securities | ( 7,783) |
| Changes in assets and liabilities: | |
| Decrease in accounts receivable | 2,360 |
| Decrease in prepaid expenses | 4,720 |
| Increase in accrued expenses | 980 |
| Net cash used in operating activities | $( 14,627) |

The accompanying notes are an integral part of this financial statement.

# SUPPLEMENTARY INFORMATION

Schedule 1(c)

# POTOMAC INVESTMENT COMPANY

## SUPPLEMENTARY INFORMATION

## NON-ALLOWABLE ASSETS FOR NET CAPITAL COMPUTATION

## YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| Prepaid expenses | $ 4,799 |
| Net value of fixed assets | 10,809 |
| Total non-allowable assets | $15,608 |

# POTOMAC INVESTMENT COMPANY

## SUPPLEMENTARY INFORMATION

## SCHEDULE OF DIFFERENCES BETWEEN THE COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS AT DECEMBER 31, 2006

| Focus Reference Line | Description | Unaudited as Previously Reported Computation | Adjustment Increase (Decrease) | Audited Computation |
|---|---|---|---|---|
| 3480-1 | Total ownership equity | $127,571 | $(19,053) | $108,518 |
| 3500-3 | Total ownership equity qualified for net capital | 127,571 | (19,053) | 108,518 |
| 3530-5 | Total capital and allowable subordinated liabilities | 127,571 | (19,053) | 108,518 |
| 3540-6A | Total non-allowable assets | 19,634 | ( 4,026) | 15,608 |
| 3640-8 | Net capital before haircuts | 107,937 | (15,027) | 92,910 |
| 3640-9 | Haircuts on securities | 30,021 | - | 30,021 |
| 3750-10 | Net capital | 77,916 | (15,027) | 62,889 |
| 3756-11 | Minimum net capital required | 162 | 1,333 | 1,495 |
| 3760-13 | Net capital requirement | 5,000 | - | 5,000 |
| 3770-14 | Excess net capital | 72,916 | (15,027) | 57,889 |
| 3780-15 | Excess net capital at 1000 percentum | 77,671 | (17,026) | 60,645 |
| 3840-19 | Total aggregate indebtedness | 2,444 | 20,000 | 22,444 |
| 3850-20 | Percentage of aggregate indebtedness to net capital | 36.48% | ( .80%) | 35.69% |

There were no material differences between the audited Computation of Net Capital and Potomac Investment Company's corresponding unaudited part II A.

FREIDKIN,
MATRONE & HORN P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Structure and Compliance

Board of Directors
Potomac Investment Company
Chevy Chase, Maryland

In planning and performing our audit of the financial statements and supplementary schedules of Potomac Investment Company for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

6163 EXECUTIVE BOULEVARD • ROCKVILLE, MARYLAND 20852 • TEL 301 770 3750 • FAX 301 881 7944

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management and the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Freidkin, Matrone + Horn, P.A.

January 15, 2007

END